Exhibit 99.2

July 13, 2020

The Manager - Listing

BSE Limited

The Manager - Listing

National Stock Exchange of India Limited

The Market Operations

NYSE, New York

Dear Sir/Madam,

Sub: 74th Annual General Meeting -Voting Results

Pursuant to Regulation 44 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, please find enclosed the voting results and Scrutinizer’s Report on the resolutions passed at the Annual General Meeting of the Company held on Monday, July 13, 2020 for your information and records. The said resolutions have been approved by Members with requisite majority.

Thanking You

For WIPRO LIMITED

M Sanaulla Khan
Company Secretary
ENCL: As above

NAME: WIPRO LIMITED

SL. NO	DESCRIPTION
A	Date of AGM	13-07-2020
B	Book closure dates	July 10, 2020 to July 13, 2020 (both days inclusive)
C	Total number of shareholders on cut-off date i.e July 6, 2020	5,59,911
D	No of shareholders present in the meeting either in person or through proxy	NA
E	No. of shareholders attended the meeting through Video conferencing	274

Shareholders	Present through Video Conferencing	Shares
Promoter and Promoter group	5	23,85,53,291
Public	269	14,46,16,046

Total	274	38,31,69,337

Voting Results of AGM

Disclosure as per Regulation 44(3) of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015

WIPRO LIMITED
Date of the AGM/EGM	July 13, 2020
Total number of shareholders on record date	5,59,911
Voting-
Start Date	July 9, 2020
End Date	July 12, 2020
No. of shareholders present in the meeting either in person or through proxy:	Not Applicable
Promoters and Promoter Group:	—
Public:	—
No. of Shareholders attended the meeting through Video Conferencing
Promoters and Promoter Group:	5
Public:	269

Resolution No.	1
Resolution required: (Ordinary/ Special)	ORDINARY - To receive, consider and adopt the Audited Financial Statements of the Company (including consolidated financial statements) for the financial year ended March 31, 2020, together with the Reports of the Board of Directors and Auditors thereon.
Whether promoter/ promoter group are interested in the agenda/resolution?	No

Category	Mode of Voting	No. of shares held (1)	No. of votes polled (2)	% of Votes Polled on outstanding shares (3)=[(2)/(l)]* 100	No. of Votes – in favour (4)	No. of Votes – against(5)	% of Votes in favour on votes polled (6)=[(4)/(2)]*100	% of Votes against on votes polled (7)=[(5)/(2)]*100
Promoter and Promoter Group	E-Voting	4,229,945,033	4,229,945,033	100.000	4,229,945,033	—	100.000	—
	Poll		—	—	—	—	—	—
	Postal Ballot (if applicable)		—	—	—	—	—	—

	Total		4,229,945,033	100.000	4,229,945,033	—	100.000	—

Public- Institutions	E-Voting	883,229,583	759,260,918	85.964	759,260,918	—	100.000	—
	Poll		—	—	—	—	—	—
	Postal Ballot (if applicable)		—	—	—	—	—	—

	Total		759,260,918	85.964	759,260,918	—	100.000	—

Public- Non Institutions	E-Voting	601,264,268	123,594,698	20.556	123,586,484	8,214	99.993	0.007
	Poll		365,685	0.061	365,632	53	99.986	0.014
	Postal Ballot (if applicable)		—	—	—	—	—	—

	Total		123,960,383	20.617	123,952,116	8,267	99.993	0.007

	Total	5,714,438,884	5,113,166,334	89.478	5,113,158,067	8,267	99.999	0.001

Resolution No.	2
Resolution required: (Ordinary/ Special)	ORDINARY - To confirm the payment of Interim Dividend of Rs. 1 per equity share already paid during the year as the Final Dividend for the Financial Year 2019-20.
Whether promoter/ promoter group are interested in the agenda/resolution?	No

Category	Mode of Voting	No. of shares held (1)	No. of votes polled (2)	% of Votes Polled on outstanding shares (3)=[(2)/(1)]* 100	No. of Votes – in favour (4)	No. of Votes – against (5)	% of Votes in favour on votes polled (6)=[(4)/(2)]*100	% of Votes against on votes polled (7)=[(5)/(2)]*100
Promoter and Promoter Group	E-Voting	4,229,945,033	4,229,945,033	100.000	4,229,945,033	—	100.000	—
	Poll		—	—	—	—	—	—
	Postal Ballot (if applicable)		—	—	—	—	—	—

	Total		4,229,945,033	100.000	4,229,945,033	—	100.000	—

Public- Institutions	E-Voting	883,229,583	770,827,200	87.274	770,827,200	—	100.000	—
	Poll		—	—	—	—	—	—
	Postal Ballot (if applicable)		—	—	—	—	—	—

	Total		770,827,200	87.274	770,827,200	—	100.000	—

Public- Non Institutions	E-Voting	601,264,268	123,683,648	20.571	123,649,036	34,612	99.972	0.028
	Poll		365,687	0.061	365,534	153	99.958	0.042
	Postal Ballot (if applicable)		—	—	—	—	—	—

	Total		124,049,335	20.631	124,014,570	34,765	99.972	0.028

	Total	5,714,438,884	5,124,821,568	89.682	5,124,786,803	34,765	99.999	0.001

Resolution No.	3
Resolution required: (Ordinary/ Special)	ORDINARY - To consider appointment of a Director in place of Mr. Azim H. Premji (DIN 00234280) who retires by rotation and being eligible, offers himself for re-appointment
Whether promoter/ promoter group are interested in the agenda/resolution?	Yes

Category	Mode of Voting	No. of shares held (1)	No. of votes polled (2)	% of Votes Polled on outstanding shares (3)=[(2)/(1)]* 100	No. of Votes – in favour (4)	No. of Votes – against (5)	% of Votes in favour on votes polled (6)=[(4)/(2)]*100	% of Votes against on votes polled (7)=[(S)/(2)]*100
Promoter and Promoter Group	E-Voting	4,229,945,033	4,229,945,033	100.000	4,229,945,033	—	100.000	—
	Poll		—	—	—	—	—	—
	Postal Ballot (if applicable)		—	—	—	—	—	—

	Total		4,229,945,033	100.000	4,229,945,033	—	100.000	—

Public- Institutions	E-Voting	883,229,583	770,439,322	87.230	762,658,791	7,780,531	98.990	1.010

	Poll		—	—	—	—	—	—
	Postal Ballot (if applicable)		—	—	—	—	—	—

	Total		770,439,322	87.230	762,658,791	7,780,531	98.990	1.010

Public- Non Institutions	E-Voting	601,264,268	123,608,191	20.558	121,157,135	2,451,056	98.017	1.983
	Poll		365,684	0.061	365,608	76	99.979	0.021
	Postal Ballot (if applicable)		—	—	—	—	—	—

	Total		123,973,875	20.619	121,522,743	2,451,132	98.023	1.977

	Total	5,714,438,884	5,124,358,230	89.674	5,114,126,567	10,231,663	99.800	0.200

Resolution No.	4
Resolution required: (Ordinary/ Special)	ORDINARY - Appointment of Mr. Thierry Delaporte (DIN 08107242), as the Chief Executive Officer and Managing Director of the Company
Whether promoter/ promoter group are interested in the agenda/resolution?	No

Category	Mode of Voting	No. of shares held (1)	No. of votes polled (2)	% of Votes Polled on outstanding shares (3)=[(2)/(l)]* 100	No. of Votes – in favour (4)	No. of Votes – against (5)	% of Votes in favour on votes polled (6)=[(4)/(2)]*100	% of Votes against on votes polled (7)=[(5)/(2)]*100
Promoter and Promoter Group	E-Voting	4,229,945,033	4,229,945,033	100.000	4,229,945,033	0	100.000	0.000
	Poll		—	—	—	—	—	—
	Postal Ballot (if applicable)		—	—	—	—	—	—

	Total		4,229,945,033	100.000	4,229,945,033	—	100.000	—

Public- Institutions	E-Voting	883,229,583	770,827,200	87.274	527,360,171	243,467,029	68.415	31.585
	Poll		—	—	—	—	—	—
	Postal Ballot (if applicable)		—	—	—	—	—	—

	Total		770,827,200	87.274	527,360,171	243,467,029	68.415	31.585

Public- Non Institutions	E-Voting	601,264,268	123,605,091	20.558	51,455,493	72,149,598	41.629	58.371
	Poll		365,683	0.061	365,629	54	99.985	0.015
	Postal Ballot (if applicable)		—	—	—	—	—	—

	Total		123,970,774	20.618	51,821,122	72,149,652	41.801	58.199

	Total	5,714,438,884	5,124,743,007	89.681	4,809,126,326	315,616,681	93.841	6.159

Resolution No.	5
Resolution required: (Ordinary/ Special)	SPECIAL - Appointment of Mr. Deepak M. Satwalekar (DIN 00009627) as an Independent Director of the Company
Whether promoter/ promoter group are interested in the agenda/resolution?	No

Category	Mode of Voting	No. of shares held (1)	No. of votes polled (2)	% of Votes Polled on outstanding shares (3)=[(2)/(l)]* 100	No. of Votes – in favour (4)	No. of Votes – against (5)	% of Votes in favour on votes polled (6)=[(4)/(2)]*100	% of Votes against on votes polled (7)=[(5)/(2)]*100
Promoter and Promoter Group	E-Voting	4,229,945,033	4,229,945,033	100.000	4,229,945,033	—	100.000	—
	Poll		—	—	—	—	—	—
	Postal Ballot (if applicable)		—	—	—	—	—	—

	Total		4,229,945,033	100.000	4,229,945,033	—	100.000	—

Public- Institutions	E-Voting	883,229,583	770,439,322	87.230	769,353,619	1,085,703	99.859	0.141
	Poll		—	—	—	—	—	—
	Postal Ballot (if applicable)		—	—	—	—	—	—

	Total		770,439,322	87.230	769,353,619	1,085,703	99.859	0.141

Public- Non Institutions	E-Voting	601,264,268	123,591,868	20.555	123,547,715	44,153	99.964	0.036
	Poll		365,685	0.061	365,635	50	99.986	0.014
	Postal Ballot (if applicable)		—	—	—	—	—	—

	Total		123,957,553	20.616	123,913,350	44,203	99.964	0.036

	Total	5,714,438,884	5,124,341,908	89.674	5,123,212,002	1,129,906	99.978	0.022

Form No. MGT-13

REPORT OF SCRUTINIZER

[Pursuant to section 108 of the Companies Act, 2013 and Rule 21(2) of the

Companies (Management and Administration) Rules, 2014]

To,

The Chairman of the Seventy Fourth Annual General Meeting (AGM) of the Equity Shareholders of “Wipro Limited” held on Monday, July 13, 2020 at 9.00 AM through Video Conferencing (VC).

Sir,

I, V. Sreedharan, Partner of V. Sreedharan and Associates, Company Secretaries, Bengaluru, was appointed as Scrutinizer pursuant to Section 108 of the Companies Act, 2013 read with Rule 20 of the Companies (Management and Administration) Rules, 2014 and pursuant to Regulation 44 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, for the purpose of:

(i)

Scrutinizing the remote e-voting process under the provisions of Section 108 of the Companies Act, 2013 read with Rule 20 of the Companies (Management and Administration) Rules, 2014 and pursuant to Regulation 44 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015.

(ii)	Voting through electronic voting system (“Instapoll”) at the AGM.

The management of the Company is responsible to ensure compliance with the requirement of the Companies Act, 2013, Rules and circulars issued by MCA and SEBI relating to conducting of AGM through VC/OAVM and voting by electronic means for the resolutions contained in the Notice of the Seventy Fourth Annual General Meeting of the Equity Shareholders dated May 29, 2020. My responsibility as a Scrutinizer for the voting process of voting by electronic means is restricted to making a Consolidated Scrutinizer’s Report of the votes cast “in favor” and/or “against” the resolution stated in the notice of the AGM, based on the report generated from the e-voting system provided by KFin Technologies Private Limited, the Agency Authorized under the Rules and engaged by the Company to provide remote e-voting facilities and e-voting facilities to vote at the AGM (“Instapoll”).

We submit our report as under:

1.	The remote E-Voting period remained open from 9.00 a.m. Thursday, July 09, 2020 up to 5.00 p.m. Sunday, July 12, 2020.

2.

The Annual Report, the Notice of Annual General Meeting and the e-voting instructions slip were sent only by the electronic mode (e-mail) to those members whose email addresses were registered with the Company / Depository Participants / Depositories pursuant to MCA Circular No.20/2020 dated May 05, 2020 read with Circular No. 14/2020 dated April 08, 2020 and Circular No. 17/2020 dated April 13, 2020 and SEBI Circular No. SEBI/HO/CFD/CMD1/CIR/P/2020/79 dated May 12, 2020.

3.	The voting rights were reckoned as on Monday, July 06, 2020 being the Cut-off date for the purpose of deciding the entitlements of members at the remote e-voting.

4.	After the conclusion of the Annual General Meeting, the votes cast through remote e-voting were unblocked on July 13, 2020 at 10.43 A.M. in the presence of two witnesses.

5.	After declaration of voting by the Chairman, the shareholders present at the AGM through VC voted through e-voting facility provided by KFin Technologies Private Limited.

6.

As per the information given by the Company / RTA the names of the shareholders who had voted by remote e-voting through the facility provided by KFin Technologies Private Limited had been blocked and only those members who were present at the AGM through VC and who had not voted on remote e-voting were allowed to cast their votes through e-voting system during the AGM.

7.	Based on the data provided by KFin Technologies Private Limited e-voting system, the total votes cast in favour or against all the resolutions proposed in the Notice of the AGM are as under:

a)	RESOLUTION 1

To receive, consider and adopt the Audited Financial Statements of the Company (including Consolidated Financial Statements) for the financial year ended March 31, 2020, together with the Reports of the Directors and Auditors thereon.

(i)	Voted in favour of Resolution

Particulars	Remote E- voting	E-Voting at the AGM (Instapoll)	Total
Number of Members voting	1,478	75	1,553
Number of votes cast by them	511,27,92,435	3,65,632	511,31,58,067
% of Total Number of valid votes cast	99.999	99.985	99.999

(ii)	Voted against the resolution

Particulars	Remote E- voting	E-Voting at the AGM (Instapoll)	Total
Number of Members voting	26	2	28
Number of votes cast by them	8,214	53	8,267
% of Total Number of valid votes cast	0.001	0.015	0.001

(iii)	Invalid Votes - NIL

b)	RESOLUTION 2

To confirm the payment of Interim Dividend of Re. 1 per Equity Share already paid during the year as the Final Dividend for the Financial Year 2019-20.

(i)	Voted in favour of Resolution

Particulars	Remote E- voting	E-Voting at the AGM (Instapoll)	Total
Number of Members voting	1,440	73	1,513
Number of votes cast by them	512,44,21,269	3,65,534	512,47,86,803
% of Total Number of valid votes cast	99.999	99.958	99.999

(ii)	Voted against the resolution

Particulars	Remote E- voting	E-Voting at the AGM (Instapoll)	Total
Number of Members voting	75	4	79
Number of votes cast by them	34,612	153	34,765
% of Total Number of valid votes cast	0.001	0.042	0.001

(iii)	Invalid Votes - NIL

c)	RESOLUTION 3

To consider appointment of a Director in place of Mr. Azim H. Premji (DIN: 00234280) who retires by rotation and being eligible, offers himself for the re-appointment.

(i)	Voted in favour of Resolution

Particulars	Remote E- voting	E-Voting at the AGM (Instapoll)	Total
Number of Members voting	1,451	73	1,524
Number of votes cast by them	511,37,60,959	3,65,608	511,41,26,567
% of Total Number of valid votes cast	99.800	99.979	99.800

(ii)	Voted against the resolution

Particulars	Remote E- voting	E-Voting at the AGM (Instapoll)	Total
Number of Members voting	62	3	65
Number of votes cast by them	1,02,31,587	76	1,02,31,663
% of Total Number of valid votes cast	0.200	0.021	0.200

(iii)	Invalid Votes - NIL

d)	RESOLUTION 4

Appointment of Mr. Thierry Delaporte (DIN: 08107242) as the Chief Executive Officer and the Managing Director of the Company.

(i)	Voted in favour of Resolution

Particulars	Remote E- voting	E-Voting at the AGM (Instapoll)	Total
Number of Members voting	1,097	73	1,170
Number of votes cast by them	480,87,60,697	3,65,629	480,91,26,326
% of Total Number of valid votes cast	93.841	99.985	93.841

(ii)	Voted against the resolution

Particulars	Remote E- voting	E-Voting at the AGM (Instapoll)	Total
Number of Members voting	415	2	417
Number of votes cast by them	31,56,16,627	54	31,56,16,681
% of Total Number of valid votes cast	6.159	0.015	6.159

(iii)	Invalid Votes - NIL

e)	RESOLUTION 5

Appointment of Mr. Deepak M. Satwalekar (DIN: 00009627) as an Independent Director of the Company.

(i)	Voted in favour of Resolution

Particulars	Remote E- voting	E-Voting at the AGM (Instapoll)	Total
Number of Members voting	1,439	74	1,513
Number of votes cast by them	512,28,46,367	3,65,635	512,32,12,002
% of Total Number of valid votes cast	99.978	99.986	99.978

(ii)	Voted against the resolution

Particulars	Remote E- voting	E-Voting at the AGM (Instapoll)	Total
Number of Members voting	58	1	59
Number of votes cast by them	11,29,856	50	11,29,906
% of Total Number of valid votes cast	0.022	0.014	0.022

(iii)	Invalid Votes - NIL

8.	A list of Equity shareholders who voted “FOR”, “AGAINST” the resolutions (Both through Remote E-voting and E-voting at the AGM) has been handed over to the Company Secretary.

9.

The electronic data and all other relevant records relating to the e-voting shall remain in our safe custody and shall be handed over to the Company Secretary for preserving safely after the Chairman considers, approves and signs the Minutes of the aforesaid Annual General Meeting.

Thanking You,

Yours faithfully,

For V. Sreedharan & Associates

(V. Sreedharan)

Partner

FCS 2347; CP No. 833

Bengaluru

July 13, 2020

UDIN number F002347B000443942